Exhibit 2

FOR IMMEDIATE RELEASE	20 March 2017

WPP PLC (“WPP”)

Mirum agrees to acquire digital transformation company provider 3Ti Solutions in China

WPP announces that its wholly-owned operating company Mirum has agreed to acquire 3Ti Solutions Inc (“3Ti”) in China. 3Ti will be rebranded as Mirum in China, following completion of the acquisition.

Founded in 2005, the company’s services span digital business strategy consulting, product design and development, software and mobile app development. 3Ti provides Internet+ and IoT solutions, and has designed and developed smart wearables, smart office, smart health and smart finance products for leading clients. 3Ti currently employs around 100 staff in three offices in Shanghai, Shenzhen and Xi‘an.

3Ti’s unaudited revenues for the year ending December 2016 were RMB 66.8 million, with unaudited total assets of RMB 40.3 million as at the same date.

3Ti caters to Chinese businesses both locally and abroad. 3Ti’s clients include China CITIC Bank, Bank of Communications, Mastercard, UnionPay, China Eastern, Ctrip, Geely, Michelin China, IKEA, OPPO Electronics Corporation, BenQ Corporation, Shiseido and Fosun.

The acquisition of 3Ti will expand Mirum’s service offering into China with an additional R&D capability aimed at developing proprietary programmes. Collectively, WPP companies (including associates) in Greater China generate revenues of US$1.6 billion and employ 14,000 people.

Contact:
Feona McEwan, WPP	+44(0) 20 7408 2204
Juliana Yeh, WPP	+852 22803790